Richard J. Coyle	320 South Canal Street Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

January 31, 2023

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Bitwise Funds Trust

File Nos. 333-264900; 811-23801

Dear Ms. Vroman-Lee:

This letter responds to your comments made telephonically regarding the registration statement filed on Form N-1A for Bitwise Funds Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 23, 2022 (the “Registration Statement”). The Registration Statement relates to the Bitwise Bitcoin Strategy Optimum Roll ETF (previously Bitwise Bitcoin Strategy Optimum Yield ETF) (the “Fund”), a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please supplementally disclose the Fund’s intended launch date.

Response to Comment 1

The Registrant currently intends to launch the Fund on or about March 1, 2023.

Comment 2 – General

Please supplementally discuss how the Fund would value its bitcoin futures positions if the Chicago Mercantile Exchange (the “CME”) halted the trading of bitcoin futures due to price limits or otherwise.

Response to Comment 2

If the CME bitcoin futures contracts held by the Fund were still subject to a trading halt at the close of the trading day when the Fund determined its net asset value, then such assets would be fair valued pursuant to the Trust’s valuation procedures that have been developed in accordance with Rule 2a-5 of the 1940 Act. As set forth in those procedures, such fair valuation would be done by the Adviser. In conducting that fair valuation, the Adviser would rely on a number of relevant factors, including but not limited to, pricing history, current market level, supply and demand of the asset, comparison to the values and current pricing of assets that have comparable characters (which in this instance would likely be bitcoin itself, as it trades continuously and is not subject to trading halts), knowledge of historical market information and any other factors deemed relevant by the Adviser.

Comment 3 – General

Please supplementally confirm with the Staff that the Trust’s code of ethics applies to transactions in bitcoin and bitcoin futures and whether employees are required to pre-clear such transactions.

Response to Comment 3

The Registrant represents that it will amend its code of ethics as soon as is practicable to include pre-clearance procedures for bitcoin and bitcoin futures transactions.

Comment 4 – General

Please supplementally provide a completed fee table.

Response to Comment 4

A completed fee table has been attached hereto as Exhibit A.

Comment 5 – General

The Staff notes that the Fund has a subsidiary. Please confirm whether the Fund will include any subsidiary-related expenses in the fee table.

Response to Comment 5

The Registrant confirms that subsidiary-related expenses will be included in the fee table.

Comment 6 – Principal Investment Strategies

The Staff notes the phrase “highest implied roll yield” is used in the section entitled “Principal Investment Strategies.” Please explain what this phrase means in plain English.

Response to Comment 6

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised to include the following disclosure:

The expected change between the price at which a Bitcoin Futures Contract trades and the current spot price — expressed on an annualized basis — is considered the “implied roll yield.” The Fund, in seeking the “highest implied roll yield,” will choose the contract out of all available contracts that offers the largest positive or smallest negative implied roll yield on an annualized basis if held to expiration.

Comment 7 – Principal Investment Strategies

Please confirm that, other than exchange-traded futures contracts, the Fund will not obtain bitcoin exposure in other investments (e.g., Canadian bitcoin ETFs or bitcoin trusts).

Response to Comment 7

The Registrant confirms that the Fund currently intends to only obtain bitcoin exposure through exchange-traded futures contracts and not through investments in Canadian bitcoin ETFs or bitcoin trusts.

Comment 8 – Principal Investment Strategies

Please supplementally discuss the Fund’s investment strategy if CME position limits are triggered with respect to the Fund’s bitcoin futures investments.

Response to Comment 8

If the Fund reaches a position limit on one of the available bitcoin futures contracts, the Adviser will select a different futures contract or contracts in which to invest based on the next highest implied roll return.

Comment 9 – Principal Investment Strategies

Please supplementally confirm to the Staff whether:

(a)	the financial statements of the Subsidiary will be consolidated with those of the Fund and, if not, why not;
(b)	the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and whether the Subsidiary’s expenses will be included in “Other Expenses” set forth in the table entitled “Fees and Expenses of the Fund”;

(c)	the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules thereunder;
(d)	the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and
(e)	the Fund does not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response to Comment 9

Pursuant to the Staff’s comment, the Registrant confirms the following:

(a)	the financial statements of the Subsidiary will be consolidated with those of the Fund;
(b)	the Subsidiary’s management fee (of which there is none) will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” set forth in the table entitled “Fees and Expenses of the Fund”;
(c)	the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act;
(d)	the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and
(e)	the Fund does not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Comment 10 – Principal Investment Strategies

(a)	Please include disclosure regarding the Fund’s compliance with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.
(b)	Please also include disclosure regarding how any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.
(c)	Please also include as an exhibit to the Registration Statement any investment advisory agreement between the Subsidiary and its investment adviser, as such is a material contract.

Response to Comment 10

Pursuant to the Staff’s comment, the Registrant’s corresponding responses are set forth below:

(a)	The requested disclosure is set forth in the section entitled “Management of the Subsidiary.”
(b)	The requested disclosure is set forth in the section entitled “Management of the Subsidiary.”
(c)	The Registrant will include as an exhibit to the Registration Statement any investment advisory agreement between the Subsidiary and its investment adviser, as such is a material contract.

Comment 11 – Principal Investment Strategies

The Staff notes the sixth paragraph set forth in the section entitled “Principal Investment Strategies.” Please add disclosure specifying a range or upper limit of the Fund’s assets that will be invested given that these investments are listed as a principal investment strategy and are not temporary defensive measures.

Please also disclose the percentage of the Fund’s exposure that will be in bitcoin futures.

Response to Comment 11

Pursuant to the Staff’s comment, the first sentence of the sixth paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below:

While the Fund intends to achieve its investment objective primarily through its investment in Bitcoin Futures Contracts, the Fund expects to invest its remaining assets (up to 75%) in any one or more of the following …

The Registrant also believes that the following disclosure set forth in the section entitled “Principal Investment Strategies” is responsive to the Staff’s request to include disclosure regarding what percentage of the Fund’s assets will be invested in the Bitcoin Futures Contracts/the Subsidiary:

…[t]he size of the Fund’s investment in the Subsidiary will not exceed 25% of the Fund’s total assets at each quarter end of the Fund’s fiscal year.

Comment 12 – Principal Investment Strategies

The Staff notes “Frequent Trading Risk” set forth in the section entitled “Principal Risks.” Please include an applicable strategy discussion in the section entitled “Principal Investment Strategies.”

Response to Comment 12

Pursuant to the Staff’s comment, the following disclosure has been added to the second paragraph of the section entitled “Principal Investment Strategies”:

The Fund’s regular purchases and sales of individual Bitcoin Futures Contracts throughout the year may cause the Fund to experience higher than normal portfolio turnover.

Comment 13 – Principal Investment Strategies

The Staff notes “Additional Information About Bitcoin” set forth in the section entitled “Principal Investment Strategies.” Please tailor this discussion of bitcoin to be specific to the Fund and bitcoin futures and move any remaining disclosure to the section entitled “Additional Information About the Fund’s Principal Investment Strategies.”

Response to Comment 13

The referenced disclosure has been removed from the section entitled “Principal Investment Strategies” and relocated to the section entitled “Additional Information About the Fund’s Principal Investment Strategies.”

Comment 14 – Principal Risks

The Staff notes “Borrowing Risk” set forth in the section entitled “Principal Risks.” Please explain how the Fund is using reverse repurchase agreements.

Additionally, please confirm that the Fund is not intending to use such instruments in seeking to provide a multiple of a return on the reference asset.

Lastly, please discuss reverse repurchase agreements in the section entitled “Principal Investment Strategies.”

Response to Comment 14

Pursuant to the Staff’s comment, the Fund has added the following as the final sentence of the final paragraph of the section entitled “Principal Investment Strategies”:

Due to the high margin requirements that are unique to Bitcoin Futures Contracts, the Fund may also utilize reverse repurchase agreements during certain times of the year to help maintain the desired level of exposure to Bitcoin Futures Contracts.

Additionally, the Registrant confirms that it does not intend to use reverse repurchase agreements to provide returns that are either inverse or the multiple of the underlying reference asset.

Comment 15 – Principal Risks

The Staff notes “Futures Contracts Risk” set forth in the section entitled “Principal Risks,” specifically the reference to margin at the end of the paragraph. Please discuss the impact and risk of particularly high margin requirements of Bitcoin Futures Contracts.

Response to Comment 15

Pursuant to the Staff’s comment, the following disclosure has been added to “Principal Risks – Bitcoin Futures Risk”:

Additionally, due to the high margin requirements that are unique to Bitcoin Futures Contracts, the Fund may experience difficulty maintaining the desired level of exposure to Bitcoin Futures Contracts.

Comment 16 – Principal Risks

The Staff notes “Money Market Instruments Risk” set forth in the section entitled “Principal Risks.” Please confirm supplementally that any “acquired fund fees and expenses” will be included as a separate line item in the table entitled “Fees and Expenses of the Fund,” if applicable.

Response to Comment 16

The Registrant confirms that any “acquired fund fees and expenses” will be included as a separate line item in the table entitled “Fees and Expenses of the Fund,” if applicable.

Comment 17 – Principal Risks

The Staff notes “Leverage Risk” set forth in the section entitled “Principal Risks.” Please confirm whether the Fund intends to take on leverage through futures investing or otherwise (e.g., reverse repurchase agreements).

Response to Comment 17

The usage of derivatives contracts (such as Bitcoin Futures Contracts), by their nature, inherently utilize leverage as a smaller amount of money (the margin requirement) may be used to achieve a larger economic effect. Beyond the use of Bitcoin Futures Contracts and the occasional use of reverse repurchase agreements, the Fund confirms that it does not currently intend to utilize other forms of leverage.

Comment 18 – Principal Risks

Please make “Bitcoin Futures Contracts Risk” the first risk in the section entitled “Principal Risks.”

Response to Comment 18

Pursuant to the Staff’s comment, the prospectus has been revised accordingly.

Comment 19 – Additional Risks of Investing in the fund

The Staff notes the following statement from “Credit Risk” set forth in the section entitled “Principal Risks”:

High yield and comparable unrated debt securities, while generally offering higher yields than investment grade debt with similar maturities, involve greater risks, including the possibility of dividend or interest deferral, default or bankruptcy, and are regarded as predominantly speculative with respect to the issuer’s capacity to pay dividends or interest and repay principal.

Please remove this sentence or explain its relevance given that the Fund only invests in investment grade securities.

Response to Comment 19

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 20 – Additional Risks of Investing in the fund

The Staff notes “Frequent Trading Risk” set forth in the sections entitled “Principal Risks” in the summary prospectus and the statutory prospectus. Please make reference to the fact that the Fund will engage in frequent trading in the section entitled “Principal Investment Strategies.”

Response to Comment 20

The prospectus has been revised in accordance with this comment.

Comment 21 – Additional Risks of Investing in the fund

The Staff notes the following statement from “Cash Transactions Risk” in “Structural ETF Risks” set forth in the section entitled “Principal Risks”:

Cash purchases and redemptions may increase transaction costs.

Please disclose that these costs could be imposed on the Fund and thus decrease the Fund’s net asset value to the extent the costs are not offset by a transaction fee payable by an authorized participant.

Please also consider revising the last sentence of “Cash Transactions Risk” to the following:

Additionally, cash purchases and redemptions may cause the Fund to recognize a taxable gain or loss.

Response to Comment 21

Pursuant to the Staff’s comment, “Cash Transactions Risk” has been revised as set forth below:

Cash purchases and redemptions may increase transaction costs which may decrease the Fund’s net asset value to the extent the costs are not offset by a transaction fee payable by an authorized participant. The relatively high costs associated with obtaining exposure to Bitcoin Futures Contracts, particularly near contract expiration, may have a significant adverse impact on the performance of the Fund. Additionally, cash purchases and redemptions may cause the Fund to recognize a taxable gain or loss.

Comment 22 – Management of the Fund

The Staff notes “Portfolio Managers” set forth in the section entitled “Management of the Fund.” Please include disclosure that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Response to Comment 22

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 23 – Fund Service Providers

The Staff notes the phrase “and securities lending agent” set forth in the first paragraph of the section entitled “Fund Service Providers.” Does the Fund intend to engage in securities lending? If not, please remove this language.

Response to Comment 23

References to securities lending activities have been deleted.

Comment 24 – Statement of Additional Information

The Staff notes the following statement set forth in the fourth paragraph of the section entitled “General Description of the Trust and the Fund”:

An authorized participant that purchases a Creation Unit of Fund Shares deposits with the Fund a “basket” of securities and/or other assets identified by the Fund that day, and then receives the Creation Unit of Fund Shares in return for those assets.

Please delete the referenced disclosure or revise such disclosure in light of the fact that the Fund conducts creations and redemption in cash.

Response to Comment 24

Pursuant to the Staff’s comments, the referenced disclosure has been revised as set forth below:

An authorized participant that purchases a Creation Unit of Fund Shares deposits with the Fund a “basket” of securities, cash and/or other assets identified by the Fund that day, and then receives the Creation Unit of Fund Shares in return for those assets.

Comment 25 – Statement of Additional Information

The Staff notes the seventh policy set forth in the section entitled “Investment Objective and Policies.” The Staff believes that investments in bitcoin futures fall within a fund’s concentration policy. As such, its concentration policy must account for these investments. Given the extent of the Fund’s investment in bitcoin futures and its exposure to bitcoin as a result, please consider revising the Fund’s fundamental policy to address these investments. The Staff also notes that a fund may categorize its investments in any reasonable industry as appropriate.

Response to Comment 25

Pursuant to the Staff’s comment, the Fund’s concentration policy has been revised as set forth below.

(7)       The Fund will not concentrate its investments (i.e., hold 25% or more of its total assets in the securities of a particular industry or group of industries), except that the Fund may invest more than 25% of its total assets in investments that provide exposure to bitcoin and/or bitcoin futures contracts.

Comment 26 – Statement of Additional Information

The Staff notes the following statement from the seventh item of “Fixed Income Investments and Cash Equivalents” set forth in the section entitled “Investment Strategies”:

Corporate debt may be rated investment-grade or below investment-grade and may carry variable or floating rates of interest.

Please explain the relevance of this statement given that the Fund may only invest in investment grade securities.

Response to Comment 26

Pursuant to the Staff’s comment, the referenced statement has been removed from the statement of additional information.

Comment 27 – Statement of Additional Information

The Staff notes the reference to “securities lending activities” in “Short-Term Instruments and Temporary Investments” set forth in the section entitled “Investment Strategies.” Please remove such reference if the Fund does not intend to engage in securities lending.

Response to Comment 27

The statement of additional information has been revised in accordance with this comment.

Comment 28 – Statement of Additional Information

The Staff notes the following statement from the first paragraph of the section entitled “Investment Risks”:

An investment in the Fund should be made with an understanding of the risks that an investment in Fund Shares entails, including the risk that the financial condition of the issuers of the equity securities or the general condition of the securities market may worsen and the value of the securities and therefore the value of the Fund may decline.

Please explain the relevance of this statement or remove it from the statement of additional information.

Response to Comment 28

Pursuant to the Staff’s comment, the referenced statement has been deleted.

Comment 29 – Statement of Additional Information

Please consider deleting “Securities Lending Risk” from the section entitled “Investment Risks.”

Response to Comment 29

References to securities lending activities have been deleted.

Comment 30 – Statement of Additional Information

The Staff notes “Derivatives” set forth in the section entitled “Determination of Net Asset Value.” Please tailor this disclosure to remove references to usage of OTC derivatives.

Please also remove references to options here and throughout the Registration Statement.

Response to Comment 30

Pursuant to the Staff’s comment, references to how the Fund values OTC derivatives have been deleted.

Comment 31 – Part C

The Staff notes Item 30 entitled “Indemnification” set forth in Part C of the Registration Statement. Please include the disclosure required by Rule 484 of the Securities Act of 1933, as amended.

Response to Comment 31

The Registration Statement has been revised in accordance with this comment.

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Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By: /s/ Richard J. Coyle

            Richard J. Coyle

Exhibit A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.07%
Total Annual Fund Operating Expenses	0.92%
Fee Waiver/Expense Reimbursement(2)	0.07%
Total Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.85%
(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.
(2)	The Fund’s investment adviser has contractually agreed to waive its advisory fees and/or assume as its own expense certain expenses otherwise payable by the Fund to the extent necessary to ensure that total annual fund operating expenses do not exceed 0.85% of average daily net assets until February 6, 2025.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs, whether you sell or hold your Fund Shares, would be:

Year 1	Year 3
$87	$287